Exhibit 11

ITT EDUCATIONAL SERVICES, INC.

COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE

(In thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003

Net income	$18,460	$15,841	$41,466	$34,368

Shares:
Weighted average number of shares of common stock outstanding	45,871	45,119	45,735	44,988

Shares assumed issued (less shares assumed purchased for treasury) on stock options	872	1,296	1,024	1,138

Outstanding shares for diluted earnings per share calculation	46,743	46,415	46,759	46,126

Earnings per common share:
Basic	$0.40	$0.35	$0.91	$0.76
Diluted	$0.39	$0.34	$0.89	$0.75